IRONBRIDGE FUNDS, INC.

SUPPLEMENT DATED NOVEMBER 30, 2012
TO
PROSPECTUSES DATED NOVEMBER 1, 2012

At a meeting held on November 29, 2012, the Board of Directors (the “Board”) of IronBridge Funds, Inc. (the “Company”), has approved the acquisition of the IronBridge Horizon Fund (“Horizon Fund”) by the IronBridge Small Cap Fund (“Small Cap Fund”) as well as the acquisition of the IronBridge Skyline Fund (with the Horizon Fund, the “Acquired Funds”) by the IronBridge SMID Cap Fund (with the Small Cap Fund, the “Acquiring Funds”).  The acquisition of each of the Acquired Funds by the respective Acquiring Fund will occur on December 14, 2012, and the shares of each of the Acquired Funds held by the shareholders thereof will be converted into shares of the respective Acquiring Fund on that date.

Sales of shares of each of the Acquired Funds have been suspended as of the date hereof.